

Rhonda Hills · 3rd

Chief Operating Officer (COO) at GROUNDFLOOR Finance - WE'RE HIRING!!

Atlanta, Georgia, United States · Contact info

500+ connections

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GROUNDFLOOR Finance

University of Maryland

About

I have spent my entire career building, launching, and marketing disruptive products and services. This has meant defining the whitespace, selling the value of it to others (investors, partners, and customers), and taking calculated risks. In every job, I have had to build departments, functions, tools, technology, and processes from the ground up. My successful track record has been through building high-performance teams, knowing how to effectively tie business objectives to underlying economic and market conditions, and with a proven ability to strategically scale revenue growth.

* multi-channel B2B, B2C and B2B2C sales & marketing
* start-up, growth, VC, agency, and big company experience
*all things digital: strategy, execution, monetizing traffic and content, delivering ROI
*experience with: internet pureplays, SaaS, Freemium, e-commerce, & Marketplace business models

While my executive experience has gravitated towards highly strategic marketing roles, I have well-rounded management experience in all areas of business operations:

General -- Full P&L Management, Strategic Planning & Business Growth, Team Empowerment
Sales -- Consultative, Channel, Direct, Field, Inside, SaaS, and all areas of sales support
Client Success -- all areas of Account Development, Management and Customer Support
Brand Management -- Brand Strategy, Positioning, Communications, Creative & Ad Campaigns
Product -- Strategy, Roadmap, User Stories, UX/Design, Web & Mobile Development
Demand Generation -- lead/pipeline management from awareness -> engagement -> transaction
Digital Media -- Display, SEM, SEO, Email, Social, Video, Content Marketing
Traditional Media --TV, Print, FSI, Radio, Outdoor, Direct Mail, PR
Data & Analytics -- CRM, Data Strategy & Optimization, Segmentation, Messaging, Market Research

My leadership style balances intense ROI focus with passion, analytics, and a hands-on, results-oriented approach.

Experience



Chief Operating Officer (COO)
GROUNDFLOOR Finance
2018 - Present · 4 yrs 8 mos
Greater Atlanta Area

GROUNDFLOOR is the first and only real estate investment platform that lets everyday Americans create custom investment portfolios secured by actual real estate assets for as little as $10. Residen ...see more



Chief Marketing Officer (CMO)
Dinova
2015 - 2017 · 2 yrs
Greater Atlanta Area

Dinova is an emerging growth company with a proprietary marketplace that connects expense account diners with quality restaurants nationwide. Built to manage the third-largest T&E category, me ...see more



EVP, Operations
BLiNQ Media, a TEGNA Company (TGNA)
2014 - 2015 · 1 yr
Greater Atlanta Area

Responsible for Media Operations, Account Management, Strategy, Insights & Analytics, Marketing, and New Business Development for BLiNQ Media, a social media ad tech company that offers a re ...see more



Chief Marketing Officer (CMO)
Sears Holdings Corporation
2013 · Less than a year

Served as Chief Marketing Officer for Mattresses, Furniture, Household Goods, Home Fashions and Footwear businesses for both Sears and Kmart formats. Led integrated retail strategy, drove ...see more



Chief Marketing Officer (CMO)
Kudzu.com, a Division of Cox Enterprises
2010 - 2013 · 3 yrs

Led the overall marketing, sales, product and brand strategy, for Kudzu.com, a website that helps homeowners plan projects, solve problems and choose highly rated contractors in their area. ...see more

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Education



University of Maryland
BA, Radio, TV and Film

Activities and societies: Golden Key National Honor Society
Phi Kappa Phi ...see more

Summa Cum Laude



University of Maryland
BA, Music, Vocal Performance
Activities and societies: Golden Key National Honor Society
Phi Kappa Phi ...see more

Summa Cum Laude

Volunteering



Board Advisor
The Atlanta Music Project
Jan 2012 - Present · 10 yrs 8 mos
Children

The Atlanta Music Project is a 501(c)3 organization that provides intense music education for at-risk children right in their neighborhood. The 10-hour-per-week, after-school youth orchestra anc ...see more



Mentor
Georgia Tech Advanced Technology Development Center (ATDC)
Jan 2012 - Jan 2013 · 1 yr 1 mo
Science and Technology

A startup accelerator that helps technology entrepreneurs in Georgia launch and build successful companies.

Skills

Digital Strategy

 Endorsed by Matt Konigsmark who is highly skilled at this

 Endorsed by 3 colleagues at BLiNQ Media

 44 endorsements

Marketing Strategy

 Endorsed by Eddie Combs and 2 others who are highly skilled at this

 Endorsed by 2 colleagues at BLiNQ Media

24 endorsements

Business Strategy

Endorsed by 2 colleagues at Archer Malmo

17 endorsements

Show all 41 skills →

Recommendations

Received Given



Nancy Lawson · 3rd
VP Business Intelligence at Dinova LLC

When I worked with Rhonda at Dinova, I was blown away by her talent. She was such a go-getter, and very innovative. As Chief Marketing Officer, she set up all of our marketing initiatives and I was impressed by her creativity. The icing on the cake was that she was also fun to work with. Any company she works for is lucky to have her.



Thomas Bigelow · 2nd
Executive Creative Director at Jones Worley & Freelance Creative Consultant
September 14, 2015, Rhonda was Thomas' client

Rhonda is one of those extraordinary visionaries we all come to admire and behold in wonderment. A bright and creative problem solver who's tenacious and fearless. And a absolute joy to work with.



Tracy Bell · 3rd
VP, Finance & HR at Blue Ridge
April 29, 2015, Tracy worked with Rhonda but on different teams

I had the pleasure of working with Rhonda at Blinq Media in 2014. When Rhonda joined Blinq, we had minimal marketing presence. In a very short period, Rhonda developed Blinq's go to market strategy, created sales and marketing collateral and prepared Blinq for a major auto industry show. Under her leadership, revenue from Blinq's existing client base grew and average order sizes increased ...see more

Show all 16 received →

Honors & awards

2 SILVER ADDYS
Issued by American Advertising Federation · Jan 2012

SILVER ECHO AWARD
Issued by Direct Marketing Association · Jan 2011

TELLY AWARD
Issued by Multiple Silver and Bronze Awards · Jan 2011

Show all 10 honors & awards →

Interests

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